POLYMET MINING CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2013

PolyMet Mining Corp.
(a development stage company)
Condensed Interim Consolidated Balance Sheets
All figures in Thousands of U.S. Dollars

	April 30,	January 31,
	2013	2013
ASSETS

Current
Cash and cash equivalents	$19,109	$8,088
Trade and other receivables	973	830
Investment	17	17
Prepaid expenses	1,408	771
	21,507	9,706
Non-Current
Mineral Property, Plant and Equipment (Notes 3 and 4)	226,016	220,429
Wetland Credit Intangible (Note 5)	5,992	5,992
Total Assets	$253,515	$236,127

LIABILITIES

Current
Trade payables and accrued liabilities	$2,827	$5,269
Debenture (Note 9)	19,919	-
Environmental rehabilitation provision (Note 6)	1,760	1,808
	24,506	7,077
Non-Current
Long term debt (Note 7)	4,029	3,950
Convertible debt (Note 8)	30,874	30,508
Environmental rehabilitation provision (Note 6)	52,333	51,680

Total Liabilities	111,742	93,215

SHAREHOLDERS’ EQUITY

Share Capital (Note 10)	181,240	181,215
Share Premium (Note 9)	3,007	3,007
Equity Reserves	47,602	47,106
Deficit	(90,076)	(88,416)

Total Shareholders’ Equity	141,773	142,912

Total Liabilities and Shareholders’ Equity	$253,515	$236,127

Nature of Business (Note 1)
Commitments and Contingencies (Notes 3, 5, 6, 7, 8, 9, and 16)
Subsequent Events (Note 16)

ON BEHALF OF THE BOARD OF DIRECTORS:

/S/ Jonathan Cherry	, Director	/S/ William Murray	, Director

- See Accompanying Notes –

PolyMet Mining Corp.
(a development stage company)
Condensed Interim Consolidated Statements of Loss and
Comprehensive Loss
For the periods ended April 30
All figures in Thousands of U.S. Dollars, except per share amounts

	Three months ended April 30
	2013	2012
General and Administrative
Salaries and benefits	276	$184
Share-based compensation (Note 10)	184	616
Director fees and expenses	71	70
Consulting fees	18	46
Professional fees	155	82
Filing and regulatory fees	39	19
Shareholder, investor, and public relations	423	113
Travel	58	80
Rent and other office expenses	42	33
Insurance	35	31
Amortization	6	9
	1,307	1,283

Other Expenses (Income)
Finance costs (Note 11)	364	9
Loss (gain) on foreign exchange	5	(25)
Rental income	(16)	(17)
	353	(33)

Loss for the period	1,660	1,250

Other Comprehensive Loss
Unrealized loss on investment	-	2
Total Comprehensive Loss for the period	1,660	1,252

Basic and Diluted Loss per Share	$(0.01)	$(0.01)

Weighted Average Number of Shares	183,252,339	176,390,990

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
For the three months ended April 30
All figures in Thousands of U.S. Dollars, except for Shares

	Share Capital (authorized = unlimited)			Equity Reserves
		Paid-in		Warrants and	Accumulated	Total		Total
	Issued	Share	Share	Share-based	Other	Equity		Shareholders'
	Shares	Capital	Premium	Payments	Comp Loss	Reserves	Deficit	Equity
Balance - January 31, 2012	174,738,124	$168,434	$2,132	$43,632	$(42)	$43,590	$(81,790)	$132,366
Loss and comprehensive loss for the period	-	-	-	-	(2)	(2)	(1,250)	(1,252)
Shares and warrants issued:
Exercise of share options	185,000	148	-	-	-	-	-	148
Fair value transfer on exercised share options	-	62	-	(62)	-	(62)	-	-
Purchase of wetland credit intangibles (Note 5)	2,788,902	3,375	-	525	-	525	-	3,900
Purchase of land option extension	20,000	23	-	-	-	-	-	23
Bonus Share Milestone 4 amortization (Note 10)	-	-	-	192	-	192	-	192
Share-based compensation (Note 10)	-	-	-	706	-	706	-	706
Balance - April 30, 2012	177,732,026	$172,042	$2,132	$44,993	$(44)	$44,949	$(83,040)	$136,083

	Share Capital (authorized = unlimited)			Equity Reserves
		Paid-in		Warrants and	Accumulated	Total		Total
	Issued	Share	Share	Share-based	Other	Equity		Shareholders'
	Shares	Capital	Premium	Payments	Comp Loss	Reserves	Deficit	Equity
Balance - January 31, 2013	183,250,082	$181,215	$3,007	$47,161	$(55)	$47,106	$(88,416)	$142,912
Loss and comprehensive loss for the period	-	-	-	-	-	-	(1,660)	(1,660)
Shares and warrants issued:
Purchase of land option extension (Note 10)	22,322	25	-	-	-	-	-	25
Bonus Share Milestone 4 amortization (Note 10)	-	-	-	182	-	182	-	182
Share-based compensation (Note 10)	-	-	-	314	-	314	-	314
Balance - April 30, 2013	183,272,404	$181,240	$3,007	$47,657	$(55)	$47,602	$(90,076)	$141,773

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Condensed Interim Consolidated Statements of Cash Flows
For the periods ended April 30
All figures in Thousands of U.S. Dollars

	Three months ended April 30
	2013	2012
Operating Activities
Loss for the period	$(1,660)	$(1,250)
Items not involving cash
Amortization	6	9
Accretion of environmental rehabilitation provision (Note 6)	373	25
Share-based compensation (Note 10)	234	616
Changes in non-cash working capital
Trade and other receivables	(143)	(267)
Prepaid expenses	(637)	427
Trade payables and accrued liabilities	(2,240)	(64)
Net cash used in operating activities	(4,067)	(504)

Financing Activities
Share capital - for cash (Note 10)	-	148
Debenture funding, net of transaction costs paid (Note 9)	19,943	-
Net cash provided by financing activities	19,943	148

Investing Activities
Purchase of property, plant and equipment (Note 4)	(4,855)	(4,096)
Purchase of Wetland Credit Intangible (Note 5)	-	(2,092)
Net cash used in investing activities	(4,855)	(6,188)

Net Increase (Decrease) in Cash and Cash Equivalents	11,021	(6,544)
Cash and Cash Equivalents - beginning of period	8,088	17,478
Cash and Cash Equivalents - end of period	$19,109	$10,934

Supplemental Disclosure with Respect to Statement of Cash Flows (Note 12)

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2013
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

1.	Nature of Business

PolyMet Mining Corp. (“PolyMet” or the “Company”) was incorporated in British Columbia, Canada on March 4, 1981 under the name Fleck Resources Ltd. The Company changed its name from Fleck Resources to PolyMet Mining Corp. on June 10, 1998. The Company is engaged in the exploration and development, when warranted, of natural resource properties. The Company’s primary mineral property is the NorthMet Project (“NorthMet” or “Project”), a polymetallic project in northeastern Minnesota, USA which comprises the NorthMet copper-nickel-precious metals ore body and the Erie Plant, a large processing facility located approximately six miles from the ore body. The realization of the Company’s investment in NorthMet and other assets is dependent upon various factors, including the existence of economically recoverable mineral reserves, the ability to complete the environmental review and obtain permits necessary to construct and operate NorthMet, the ability to obtain financing necessary to complete the exploration and development of NorthMet, and future profitable operations or alternatively, disposal of the investment on an advantageous basis.

On September 25, 2006, the Company received the results of a Definitive Feasibility Study prepared by Bateman Engineering (Pty) Ltd. (“Bateman”) and NorthMet moved from the exploration stage to the development stage. An updated Technical Report under NI 43-101 was filed January 2013.

The corporate address and records office of the Company are located at 100 King Street West, Suite 5700, Toronto, Ontario, Canada M5X 1C7, and 700 West Georgia, 25th Floor, Vancouver, British Columbia, Canada, V7Y 1B3, respectively. The executive office of Poly Met Mining, Inc. (“PolyMet US”), the Company’s wholly-owned subsidiary, is located at 444 Cedar Street, Suite 2060, St. Paul, Minnesota, United States of America, 55101.

2.	Basis of Preparation

a) Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), including IAS 34, Interim Financial Reporting.

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as set out in Note 3 of the annual consolidated financial statements for the year ended January 31, 2013, except as outlined in Note 2d. These condensed interim consolidated financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and therefore should be read in conjunction with the Company’s annual consolidated financial statements for the year ended January 31, 2013.

These condensed interim consolidated financial statements were approved by the Board of Directors on June 10, 2013.

b) Basis of Presentation

The condensed interim consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of assets available-for-sale. All dollar amounts presented are in United States (“US”) dollars unless otherwise specified.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2013
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

2.	Basis of Preparation - Continued

c) Basis of Consolidation

The condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. Inter-company balances and transactions have been eliminated on consolidation.

d) Adoption of New or Amended IFRS

On February 1, 2013, the Company adopted the following new or amended accounting standards that were previously issued by the IASB, which did not have a significant impact on the Company’s consolidated financial statements.

IFRS 10 – Consolidation

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. IFRS 10 is effective for annual periods beginning on or after January 1, 2013.

IFRS 11 - Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers. IFRS 11 is effective for annual periods beginning on or after January 1, 2013.

IFRS 12 – Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

IFRS 13 - Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. IFRS 13 is effective for annual periods beginning on or after January 1, 2013.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2013
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine

On October 20, 2011, the IASB issued a new interpretation, IFRIC 20, to address accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine, referred to as production stripping costs. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current ‘stripping activity asset’. The standard also provides guidance for the depreciation or amortization and impairment of such assets. IFRIC 20 is effective for reporting years beginning on or after January 1, 2013, although earlier application is permitted.

IAS 1 – Presentation of Items of Other Comprehensive Income

The amendments of IAS 1 change the grouping of items presented in other comprehensive income. Items that could be reclassified (or ‘recycled’) to net earnings at a future point in time would be presented separately from items that will never be reclassified. The amendment becomes effective for annual periods beginning on or after July 1, 2012.

e) Future Accounting Changes

The Company anticipates that all of the relevant pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements and are therefore not discussed below

IFRS 9 – Financial instruments - classification and measurement

This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is at fair value through profit or loss. Requirements for financial liabilities were added to IFRS 9 in October 2010. Most of the requirements for financial liabilities were carried forward unchanged from IAS 39. However, some changes were made to the fair value option for financial liabilities to address the issue of own credit risk. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently assessing the impact of adopting IFRS 9 on its consolidated financial statements, including the applicability of early adoption.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2013
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

3.	Mineral Property Agreements

NorthMet, Minnesota, U.S.A.

Pursuant to an agreement dated January 4, 1989, subsequently amended and assigned, the Company leases 4,162 acres in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P. The original term of the renewable lease was 20 years and called for total lease payments of $1,475,000. The Company can, at its option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date or can indefinitely extend the 20-year term by continuing to make $150,000 annual lease payments on each successive anniversary date. All lease payments have been paid or accrued to April 30, 2013. The next payment is due in January 2014.

The lease payments are considered advance royalty payments and shall be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return received by the Company. The Company’s recovery of $2.075 million in advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

Pursuant to an agreement effective December 1, 2008, the Company leases 120 acres in St. Louis County, Minnesota from LMC Minerals. The initial term of the renewable lease is 20 years and calls for minimum annual lease payments of $3,000 was for the first four years after which the minimum annual lease payment increases to $30,000. The initial term may be extended for up to four additional five-year periods on the same terms. All lease payments have been paid or accrued to April 30, 2013. The next payment is due in November 2013.

The lease payments are considered advance royalty payments and will be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return that we receive. The Company’s recovery of $0.042 million in advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

Pursuant to the leases, PolyMet holds mineral rights and the right to mine. PolyMet intends to acquire surface rights through a land exchange with the United States Forest Service (Note 7).

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2013
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

4.	Mineral Property, Plant and Equipment

Details of Mineral Property, Plant, and Equipment are as follows:

		Other fixed
Net Book Value	NorthMet	assets	Total
Balance at January 31, 2013	$220,293	$136	$220,429
Additions	5,075	-	5,075
Changes to environmental rehabilitation provision (Note 6)	520	-	520
Amortization	-	(8)	(8)
Balance at April 30, 2013	$225,888	$128	$226,016

	April 30,	January 31,
NorthMet	2013	2013

Mineral property acquisition and interest costs	$45,007	$44,514
Mine plan and development	36,043	35,688
Environmental	49,114	46,198
Consulting and wages	30,060	29,132
Environmental rehabilitation	51,870	51,350
Site activities	12,845	12,462
Mine equipment	949	949

Total	$225,888	$220,293

Erie Plant, Minnesota, U.S.A.

In October 2003, the Company entered into an option with Cliffs Natural Resources Inc. (“Cliffs”) to purchase 100% ownership of large parts of the former LTV Steel Mining Company ore processing plant in northeastern Minnesota. The Company paid $500,000 in cash and issued 1,000,000 common shares (at fair value of $229,320) for this option, which it exercised on November 15, 2005 under the Asset Purchase Agreement with Cliffs (“Cliffs I”). Consideration for the purchase was $1.0 million in cash, $2.4 million in notes payable (paid in full in June 2008) and the issuance of 6,200,547 common shares (at fair market value of $7.564 million) of the Company.

On December 20, 2006, the Company closed a transaction (“Cliffs II”) in which it acquired, from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. The transaction also included a 120-railcar fleet, locomotive fuelling and maintenance facilities, water rights and pipelines, large administrative offices on site and an additional 6,000 acres to the east and west of and contiguous to its existing tailing facilities. Consideration for the purchase was $1.0 million in cash, $14.0 million in notes payable (paid in full in December 2011) and the issuance of 2,000,000 common shares (at fair market value of $6.160 million) of the Company.

The cost of acquisition of the Erie Plant and associated infrastructure was $18.9 million in cash and 9,200,547 shares at a fair market value of $13.953 million.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2013
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

4.	Mineral Property, Plant and Equipment - Continued

The Company assumed certain ongoing site-related environmental and reclamation obligations as a result of the above purchases (Note 6). These environmental and reclamation obligations are presently contracted under the terms of the purchase agreements with Cliffs. Once the Company obtains its permit to mine and Cliffs is released from its obligations by the State agencies, the environmental and reclamation obligations will be direct with the governing bodies.

During the three months ended April 30, 2013, the Company capitalized 100% of borrowing costs on long-term (Note 7), convertible debt (Note 8), and other debentures (Note 9) in the amount of $0.520 million (April 30, 2012 - $0.446 million) as part of the cost of NorthMet assets.

As NorthMet assets are not in use or capable of operating in a manner intended by management, no amortization of these assets has been recorded to April 30, 2013.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2013
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

5.	Wetland Credit Intangible

Details of Wetland Credit Intangibles are as follows:

	April 30,	January 31,
	2013	2013
Wetland Credit Intangible – Exercised options	$1,579	$1,579
Wetland Credit Intangible – Unexercised options	4,413	4,413
	$5,992	$5,992

On March 9, 2012 the Company acquired a secured interest in land (“AG Land”) owned by AG for Waterfowl, LLP ("AG") that is permitted for restoration to wetland. AG was subsequently acquired by Environmental Investment Partners (“EIP”) and the Company consented to the assignment of the agreement to EIP on September 7, 2012. EIP will restore the wetlands and, upon completion, wetland credits are to be issued by the proper governmental authorities. The Company plans to use the wetland credits to offset wetlands disturbed during construction and operation of NorthMet. The Company holds a first mortgage on the AG Land, which will be proportionately released as wetland credits are transferred to the Company. The Company has the option to exercise five separate phases of wetland credit development. Any option not exercised by February 28, 2017 will expire and the remaining mortgage, if any, will be released. As at April 30, 2013, the Company had exercised the option on phase 1.

The Company paid initial consideration of $2.0 million cash and issued 2,788,902 of the Company’s common shares valued at $3.375 million (of which 371,854 held in escrow pending completion of construction of the first phase) and a warrant to purchase 1,083,333 of the Company’s common shares at $1.50 per share at any time until December 31, 2015 as consideration for a $5.9 million mortgage to secure performance by EIP. The exercise price of the exchange warrants and the number of warrants are subject to conventional anti-dilution provisions. In addition to the initial consideration, performance commitments for phase 1 totaling $0.68 million will be due over the seven years following wetland construction completion for ongoing maintenance by EIP. Performance payments totaling $1.063 million per phase for completion and maintenance of phase 2 through 5 will only be incurred if and when the Company exercises its option on those phases and will be due over the seven years following completion of each phase. If wetland credits are issued by the proper governmental authorities before the seven-year anniversary, any unpaid amounts are due upon issuance of the wetland credits.

The Company has concluded the transaction was negotiated between unrelated parties and therefore at the fair value of the services received. To date, the Company has recorded of $5.992 million to Wetland Credit Intangibles which comprises the aggregate value of shares ($3.375 million), warrants ($0.525 million), cash paid ($2.0 million), and transaction costs ($0.092 million). Since the Company expects to exercise each of the remaining options prior to expiration, the Company determined that the total consideration price of approximately $10.833 million should be allocated equally amongst the total credits with approximately $2.167 million being allocated to each phase after all payments have been made.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2013
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

6.	Environmental Rehabilitation Provision

As part of the consideration for the Cliffs Purchase Agreements (Note 4), the Company indemnified Cliffs for the liability related to final reclamation and closure of the acquired property.

Federal, state and local laws and regulations concerning environmental protection affect the Company’s operations. Under current regulations, the Company is contracted to indemnify Cliff’s requirement to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. Once the Company obtains its permit to mine the environmental and reclamation obligations will be direct with the governing bodies. The Company’s provisions for future site closure and reclamation costs are based upon existing reclamation requirements at April 30, 2013. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

In April 2010, Cliffs entered into a consent decree with the Minnesota Pollution Control Agency (“MPCA”) relating to alleged violations on the Cliffs Erie Property. This consent decree required submission of Field Study Plan Outlines and Short Term Mitigation Plans. In April 2012, long-term mitigation plans were submitted to the MPCA for its review and approval. In October 2012, a response was received from the MPCA approving plans for pilot tests of various treatment options to determine the best course of action. Although there is substantial uncertainty related to applicable water quality standards, engineering scope, and responsibility for the financial liability, the October response from the MPCA provides clarification to the potential liability for the Long Term Mitigation Plan. The Company’s best estimate of the liability related to this consent decree at April 30, 2013 was $31.8 million (January 31, 2013 - $31.8 million) which is included in the environmental rehabilitation provision.

The Company’s best estimate of the environmental rehabilitation provision at April 30, 2013 was $54.1 million (January 31, 2013 - $53.5 million) based on estimated cash flows required to settle this obligation in present day costs of $24.5 million (January 31, 2013 - $24.5 million) for Cliffs I and $32.8 million (January 31, 2013 - $33.0 million) for Cliffs II, an annual inflation rate of 2.00% (January 31, 2013 – 2.00%), a risk-free interest rate of 2.49% (January 31, 2013 – 2.79%), a mine life of 20 years and a rehabilitation period of 10 years.

Details of Environmental Rehabilitation Provision are as follows:

	Three months ended	Year ended
	April 30, 2013	January 31, 2013
Environmental Rehabilitation Provision – beginning of period	$53,488	$22,836
Change in estimated liability	-	31,845
Liabilities discharged	(288)	(565)
Accretion expense	373	792
Change in pre-tax risk-free interest rate	520	(1,420)
Environmental Rehabilitation Provision – end of period	54,093	53,488
Less current portion	(1,760)	(1,808)

Non-current portion	$52,333	$51,680

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2013
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

7.	Long Term Debt

On June 30, 2011 PolyMet closed a $4.0 million loan from Iron Range Resources & Rehabilitation Board ("IRRRB"), a development agency created by the State of Minnesota to stabilize and enhance the economy of northeastern Minnesota. At the same time, the Company exercised its options to acquire two tracts of land as part of a proposed land exchange with the U.S. Forest Service (“USFS”). The loan is secured by the land acquired, carries a fixed interest rate of 5% per annum, compounded annually, and is repayable on the earlier of June 30, 2016 or the date which the related land is exchanged with the USFS (not expected to occur within 12 months from January 31, 2013). PolyMet has issued warrants giving the IRRRB the right to purchase 400,000 shares of its common shares at $2.50 per share at any time until the earlier of June 30, 2016, the date the land is exchanged with the USFS or an alternative date as determined between the parties as the due date of the loan (“IRRRB Warrants”).

The Company has accounted for the IRRRB loan and the 400,000 common share warrants issued by allocating the $4.0 million between the debt and the warrants by fair valuing the debt using a discount rate of 8% and allocating the residual of $550,124 to the warrants.

Details of long term debt are as follows:

	Three months
	ended	Year ended
	April 30,	January 31,
	2013	2013
Long Term Debt – beginning of period	$3,950	$3,672
Issuance of Debt	-	-
Retirement of Debt	-	-
Accretion and capitalized interest	79	278
Long Term Debt – end of period	4,029	3,950
Less current portion	-	-

Non-current portion	$4,029	$3,950

All long term debt borrowing costs were eligible for capitalization and 100% of these costs were capitalized during the three months ended April 30, 2013.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2013
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

8.	Convertible Debt

Details of Convertible Debt are as follows:

	Three months
	ended	Year ended
	April 30,	January 31,
	2013	2013
Convertible Debt – beginning of period	$30,508	$29,018
Accretion and capitalized interest	366	1,490
Convertible Debt – end of period	30,874	30,508
Less current portion	-	-

Non-current portion	$30,874	$30,508

The Company issued $25.0 million of Debentures to Glencore AG (“Glencore”) that bear interest at 12-month US dollar LIBOR plus 4%, compounded quarterly. Interest is payable in cash or by increasing the principal amount of the Debentures, at Glencore’s option. At April 30, 2013, $5.874 million (January 31, 2013 - $5.508 million) of interest had been added to the principal amount of the debt since inception. The Company has provided security on the Debentures covering all of the assets of PolyMet and PolyMet US, including a pledge of PolyMet’s 100% shareholding in PolyMet US. The due date of the Debentures is the earlier of i) PolyMet giving Glencore ten days’ notice that PolyMet has received permits necessary to start construction of NorthMet and availability of senior construction finance, in a form reasonably acceptable to Glencore (the "Early Maturity Event"), and ii) September 30, 2014, on which date all principal and interest accrued to such date will be due and payable. Upon occurrence of the Early Maturity Event and at the Company’s option, the initial principal and capitalized interest would be exchangeable into common shares of PolyMet at $1.50 per share. Alternatively, Glencore has the right to exchange some or all of the debentures at any time under the same conversion terms. All convertible debt borrowing costs were eligible for capitalization and 100% of these costs were capitalized during the three months ended April 30, 2013.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2013
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

9.	Glencore Financing

Since October 31, 2008 the Company and Glencore have entered into a series of financing agreements and a marketing agreement whereby Glencore committed to purchase all of the Company’s production of concentrates, metal, or intermediate products on market terms at the time of delivery, for at least the first five years of production. PolyMet agreed to propose, and shareholders approved, the election of a Glencore senior executive as a director and also appointed a senior member of Glencore's technical team to PolyMet's Technical Steering Committee.

The financing agreements comprise $25 million initial principal Series A-D debentures in calendar 2008 drawn in four tranches, $25 million placement of PolyMet common shares in calendar 2009 in two tranches, $30 million placement of PolyMet common shares in calendar 2010 in three tranches, and $20 million in calendar 2011 in one tranche. As a result of the series of financing transactions and the purchase by Glencore of PolyMet common shares previously owned by Cliffs, Glencore's current ownership and ownership rights of PolyMet comprises:

•	46,967,842 shares representing 25.6% of PolyMet's issued shares;

•

$25.0 million initial principal floating rate secured debentures due September 30, 2014 (Note 8). Including capitalized interest as at April 30, 2013, these debentures are exchangeable at $1.50 per share into 20,582,785 common shares of PolyMet upon PolyMet giving Glencore notice that it has received permits necessary to start construction of NorthMet and availability of senior construction finance in a form reasonably acceptable to Glencore or are repayable on September 30, 2014. The exercise price of the exchange warrants and the number of warrants are subject to conventional anti-dilution provisions; and

•

Glencore holds warrants to purchase 5.6 million common shares at $1.50 per share, subject to conventional anti-dilution provisions, at any time until December 31, 2015, subject to mandatory exercise if the 20-day Value Weighted Average Price (“VWAP”) of PolyMet common shares is equal to or greater than 150% the exercise price and PolyMet provides notice to Glencore that it has received permits necessary to start construction of NorthMet and availability of senior construction finance, in a form reasonably acceptable to Glencore.

If Glencore were to exercise all of its rights and obligations under these agreements, it would own 73,150,627 common shares of PolyMet, representing 34.9% on a partially diluted basis, that is, if no other options or warrants were exercised or 32.4% on a fully diluted basis.

2010 Agreement

On November 12, 2010, PolyMet and Glencore entered into a definitive agreement to:

•

Sell in a private placement to Glencore, 15 million common shares at $2.00 per share for gross proceeds of $30 million (before deducting estimated offering expenses). Completion of the sale of these shares and funding occurred in the following three tranches:

	o	Tranche 1 of $10 million (closed on January 17, 2011);

	o	Tranche 2 of $10 million (closed on July 15, 2011); and

	o	Tranche 3 of $10 million (closed on October 15, 2012).

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2013
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

9.	Glencore Financing - Continued

•

The maturity date of the $25 million in outstanding debentures, plus interest, was extended from September 30, 2011 to September 30, 2012 (subsequently extended under the 2011 Agreement described below). The issued debentures continued to be exchangeable into common shares of PolyMet, as agreed to in 2008 and the 2011 Agreement described below;

•	Cancellation of Glencore’s commitment to purchase, and the Company’s commitment to issue, $25 million of tranche E debentures, as agreed to in 2008;

•	Cancellation of warrants to purchase 6.25 million common shares of PolyMet at $3.00 per share at any time until September 30, 2011 issued to Glencore in connection with the 2008 debentures;

•

Issuance of warrants (the "2010 Warrants") to purchase 3 million common shares of PolyMet at $2.00 per share at any time until December 31, 2015, issued to Glencore in consideration of the amendments listed above. The terms of these warrants were amended under the 2011 Agreement described below; and

•

Glencore was also granted a right of first refusal to provide all non-equity material financings, subject to regulatory approval as long as it owns 10% or more of the issued and outstanding shares of PolyMet. As long as Glencore owns more than 5% of the issued and outstanding shares of PolyMet, it has the right to participate in any equity-related financing to maintain its fully diluted ownership interest (currently 25.6% of issued and outstanding shares and 32.4% on a fully diluted ownership interest basis).

The November 12, 2010 transaction has been accounted for as an extinguishment of the existing convertible debt at that date with a book value of $26.546 million and reissuance of new convertible debt. Therefore all of the costs associated with the transaction were recorded as a non-cash expense in the statement of loss and comprehensive loss of $2.931 million, comprising:

•	The change in fair value of the conversion feature resulting from its term being extended from September 30, 2011 to September 30, 2012 of $1.633 million;

•

The difference in fair value between the warrants to purchase 6.25 million common shares at $3.00 per share exercisable until September 30, 2011 and the warrants to purchase 3 million common shares at $2.00 per share exercisable until December 31, 2015 of $3.217 million;

•	The amounts of discount and deferred costs remaining to be accreted and amortized over the life of the debt of $706,000; less

•

The premium of $2.625 million resulting from the price of the common shares sold or to be sold to Glencore compared with the market price at the time of the arrangement. The $875,000 of premium attributable to the first tranche of the financing was debited to share capital and credited to share premium in fiscal 2011, the $875,000 of premium attributable to the second tranche of the financing was debited to share capital and credited to share premium in fiscal 2012, and the $875,000 of premium attributable to the third tranche of the financing was debited to share capital and credited to share premium in fiscal 2013.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2013
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

9.	Glencore Financing - Continued

2011 Agreement

On November 30, 2011, PolyMet and Glencore entered into a definitive agreement to:

•

Sell in a private placement to Glencore, 13,333,333 common shares at $1.50 per share for gross proceeds of $20 million (before deducting offering expenses) and issue to Glencore warrants (the 2011 Warrants) to purchase 2,600,000 common shares of PolyMet at $1.50 per share at any time until December 31, 2015, subject to mandatory exercise if the 20-day Value Weighted Average Price (“VWAP”) of PolyMet shares is equal to or greater than 150% the exercise price and PolyMet provides notice to Glencore that it has received permits necessary to start construction of NorthMet and availability of senior construction finance, in a form reasonably acceptable to Glencore. Approximately $7.0 million of the proceeds from the sale of these shares was used to repay outstanding notes (including interest) to Cliffs Natural Resources Inc.;

•

Extend the term of the $25 million initial principal debentures to the earlier of i) PolyMet giving Glencore ten days’ notice that PolyMet has received permits necessary to start construction of NorthMet and availability of senior construction finance, in a form reasonably acceptable to Glencore (the "Early Maturity Event"), and ii) September 30, 2014, on which date all principal and interest accrued to such date will be due and payable. Upon occurrence of the Early Maturity Event and at the Company’s option, the initial principal and capitalized interest would be exchangeable into common shares of PolyMet at $1.50 per share. Alternatively, Glencore has the right to exchange some or all of the debentures at any time using the same conversion terms; and

•

Amend the terms of the warrants issued to Glencore in 2010 (the "2010 Warrants”) to conform to the 2011 Warrants, giving Glencore the right to acquire 3,000,000 common shares of PolyMet at $1.50 per share at any time until December 31, 2015, subject to mandatory exercise if the 20-day VWAP of PolyMet shares is equal to or greater than 150% the exercise price and PolyMet provides notice to Glencore that it has received permits necessary to start construction of NorthMet and availability of senior construction finance, in a form reasonably acceptable to Glencore.

The transactions closed on December 6, 2011.

The December 6, 2011 transaction was accounted for as a modification of the existing convertible debt at that date with a book value of $28.779 million. Therefore all of the costs associated with the transaction have been recorded within Share Capital, comprising:

•	The change in fair value of the conversion feature resulting from its term being extended from September 30, 2012 to September 30, 2014 of $2.400 million;

•

The difference in fair value between the warrants to purchase 3 million common shares at $2.00 per share exercisable until December 31, 2015 and the warrants to purchase 3 million common shares at $1.50 per share exercisable until December 31, 2015 of $177,000;

•	The fair value of the warrants to purchase 2.6 million common shares at $1.50 per exercisable until December 31, 2015 of $1.708 million; less

•	The premium of $4.667 million results from the agreed upon price of the common shares of $1.50 per share, compared with the market price at the time of the arrangement.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2013
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

9.	Glencore Financing - Continued

2013 Agreement

On April 10, 2013, the Company amended its previous financing arrangement and issued a new Tranche E debenture (“Debenture”) with the principal amount of $20,000,000 to Glencore and Glencore agreed to a Standby Purchase Agreement (“Standby”) related to a proposed $60,000,000 rights offering by the Company. Under the Standby, Glencore will purchase any common shares offered under the rights offering that are not subscribed for by holders of the rights, subject to certain conditions and limitations. The $20,000,000 Debenture carries a fixed interest rate of 4.721% per annum payable in cash monthly and matures on the earlier of (i) closing of the $60,000,000 rights offering by the Company or (ii) May 1, 2014. The Company has provided security by way of a guarantee and by the assets of the Company and its wholly-owned subsidiary. The sale of the Debenture was consummated on April 11, 2013. The Company has accounted for the Debenture issued initially at fair value and subsequently at its amortized cost. Transaction costs of $103,101 relating to the Debenture were capitalized against the balance. See subsequent events in Note 16 for further discussion.

10.	Share Capital

	a)	Share Issuances for Cash

During the three months ended April 30, 2013 the Company issued nil shares (April 30, 2012 – 185,000) pursuant to the exercise of share options for total proceeds of $nil (April 30, 2012 - $148,000).

	b)	Share-Based Compensation

The Omnibus Share Compensation Plan (“Omnibus Plan”) was created to align the interests of the Company’s employees, directors, officers and consultants with those of shareholders. Effective May 25, 2007, the Company adopted the Omnibus Plan, which was approved by the Company’s shareholders’ on June 27, 2007, modified and further ratified and reconfirmed by the Company’s shareholders most recently on July 10, 2012. The Omnibus Plan restricts the award of share options, restricted shares, and bonus shares to 10% of the common shares issued and outstanding on the grant date, excluding 2,500,000 common shares pursuant to an exemption approved by the Toronto Stock Exchange.

During the three months ended April 30, 2013, the Company recorded $0.314 million for share- based compensation (April 30, 2012 - $0.706 million) with $0.184 million expensed to share- based compensation (April 30, 2012 - $0.616 million), $0.050 million expensed to investor relations (April 30, 2012 - $nil), and $0.080 million capitalized to mineral property, plant and equipment (April 30, 2012 - $0.090 million). The offsetting entries were to warrants and share- based payment reserve. Total share-based compensation for the period includes $0.216 million for share options (April 30, 2012 - $0.676 million) and $0.098 million for restricted shares (April 30, 2012 - $0.030 million.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2013
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

10.	Share Capital - Continued

c)	Share Options

Details of share option activity are as follows:

	Three months ended		Year ended
	April 30, 2013		January 31, 2013
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
		Price		Price
	Options	(US$)	Options	(US$)
Outstanding – beginning of period	14,920,000	1.94	11,195,000	1.57
Granted	350,000	1.17	4,375,000	0.97
Exercised	-	-	(185,000)	1.12
Cancelled	(150,000)	2.75	(425,000)	2.73
Expired	-	-	(40,000)	0.94
Outstanding – end of period	15,120,000	1.90	14,920,000	1.94

The fair value of share options granted was estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	Three months ended	Year ended
	April 30,	January 31,
	2013	2013
Risk-free interest rate	0.23% to 0.24%	0.27% to 0.50%
Expected dividend yield	Nil	Nil
Expected forfeiture rate	Nil	Nil
Expected share price volatility	90.33% to 90.43%	96.90% to 125.92%
Expected option life in years	2.00	2.25 to 3.00

The expected forfeiture rate reflects the Company's expectations that its key staff and directors who have received incentive options will continue to work for the Company. The Company has no current plans to reduce staffing levels and anticipates that the likelihood of resignations will diminish as the permitting process proceeds.

The expected share price volatility reflects the Company’s expectation that historical volatility over a period similar to the life of the option is indicative of future trends, which may or may not necessarily be the actual outcome.

The weighted fair value of share options granted during the three months ended April 30, 2013 was $0.41 (April 30, 2012 - $0.56) . Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share options.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2013
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

10.	Share Capital - Continued

c)	Share Options - Continued

Details of share options outstanding as at April 30, 2013 are as follows:

			Number of
	Exercise Price	Exercise Price	options
Expiry Date	(US$)	(CDN$)	outstanding
September 19, 2015	1.34*	1.36	1,190,000
October 24, 2015	1.18*	1.20	200,000
December 5, 2015	1.13*	1.15	125,000
March 20, 2016	2.72*	2.76	1,950,000
April 1, 2016	1.18		250,000
June 19, 2016	2.93*	2.97	325,000
September 1, 2016	3.77*	3.82	300,000
January 5, 2017	3.25*	3.30	525,000
February 13, 2017	2.99		1,250,000
March 12, 2017	2.92		250,000
March 23, 2017	2.89		50,000
September 4, 2017	3.00		360,000
December 12, 2017	3.05		205,000
January 11, 2018	3.03		70,000
January 31, 2018	2.87		100,000
February 15, 2018	2.72		500,000
June 2, 2018	3.92		100,000
July 30, 2018	3.22		175,000
January 30, 2019	0.82		585,000
February 17, 2019	0.82		910,000
October 15, 2019	2.67		115,000
January 8, 2020	3.54		60,000
January 25, 2021	2.17		300,000
March 10, 2021	2.04		750,000
March 8, 2022	1.19		1,150,000
April 2, 2022	1.16		100,000
June 21, 2022	0.88		2,500,000
July 9, 2022	0.84		125,000
July 11, 2022	0.95		150,000
July 25, 2022	1.00		50,000
January 7, 2023	0.92		300,000
April 3, 2023	1.15		100,000
Weighted average exercise price and total number of options outstanding	1.90		15,120,000

* For information purposes, those share options granted with an exercise price in Canadian dollars (“CDN”) have been translated to the Company’s reporting currency using the exchange rate as at April 30, 2013 of 1.00 US$ = 1.0145 CDN$.

As at April 30, 2013 all share options had vested and were exercisable, with the exception of 3,754,166, which vest upon completion of specific targets (Publication of SDEIS – 933,333; Publication of final EIS – 160,000; Issuance of Permits – 1,065,833; Start of Construction – 960,000; Start of Commercial Production – 300,000; Other – 335,000).

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2013
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

10.	Share Capital - Continued

d)	Restricted Shares

Details of restricted share activity are as follows:

	Three months ended	Year ended
	April 30,	January 31,
	2013	2013
Outstanding - beginning of period	785,882	327,500
Granted	-	458,382
Outstanding - end of period	785,882	785,882

e)	Bonus Shares

The Company has instituted a bonus share plan as part of its employment, management and consulting contracts for key directors, management and project personnel. This bonus share plan adds incentive for key personnel to reach certain prescribed milestones required to reach commercial production at NorthMet. As at April 30, 2013, the Company had received shareholder approval of the bonus shares for Milestones 1 to 4 and regulatory approval for Milestones 1, 2 and 3. Milestone 4 is subject to regulatory approval. To April 30, 2013, 5,240,000 shares have been issued for the achievement of Milestones 1, 2 and 3.

The summary of the bonus share plan is as follows:

	Bonus Shares	Status
Milestone 1	1,590,000	issued
Milestone 2	1,300,000	issued
Milestone 3	2,350,000	issued
Milestone 4	3,640,000	(i) and (ii)

(i)	Milestone 4 – Commencement of commercial production at NorthMet at a time when the Company has not less than 50% ownership interest.

(ii)

At the Annual General Meeting of shareholders of the Company, held on June 17, 2008, the disinterested shareholders approved the bonus shares for Milestone 4. The bonus shares allocated to Milestone 4 are valued at $3.80, the Company’s closing trading price on June 17, 2008.

During the three months ended April 30, 2013, the Company recorded $182,000 amortization related to Milestone 4 (April 30, 2012 – $192,000), which was capitalized to Mineral Property, Plant and Equipment. The fair value of these unissued bonus shares is being amortized until the estimated date of issuance.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2013
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

10.	Share Capital - Continued

f)	Share Purchase Warrants

Details of share purchase warrants are as follows:

	Three months ended		Year ended
	April 30, 2013		January 31, 2013
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
		Price		Price
	Warrants	(US$)	Warrants	(US$)
Outstanding – beginning of period	7,083,333	1.56	6,000,000	1.57
Issued	-	-	1,083,333	1.50
Outstanding – end of period	7,083,333	1.56	7,083,333	1.56

11.	Finance Costs

Details of Finance Income and Costs are as follows:

	Three months ended April 30,
	2013	2012
Interest and financing costs, net	$(9)	$(16)
Accretion of environmental rehabilitation provision (Note 6)	373	25

Finance costs	$364	$9

12.	Supplemental Disclosure With Respect to Statements of Cash Flows

The Company entered into the following non-cash investing and financing activities:

	Three months ended April 30,
	2013	2012
Changes in trade payables and accrued liabilities related to investing activities	$(202)	$225
Accretion of environment rehabilitation provision and accrued interest	794	471
Share-based compensation	314	706
Bonus Share Milestone 4 amortization	182	192
Shares and warrants issued for Wetland Credit Intangible	-	3,900
Shares issued for land options	$25	$23

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2013
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

13.	Related Party Transactions

The Company conducted transactions with senior management, directors and persons or companies related to these individuals, and paid or accrued amounts as follows:

	Three months ended April 30,
	2013	2012
Salaries and other short-term benefits	$374	$257
Other long-term benefits	15	9
Termination benefits	-	-
Share-based payment (1)	-	649

Total	$389	$915

(1)	Share-based payment represents the fair value determined at grant date to be expensed over the vesting period. Share-based payments are described in Note 10.

There are agreements with key employees that contain severance provisions for termination without cause or in the event of a take-over bid. Other than the President and Chief Executive Officer, none of PolyMet’s other directors has a service contract with the Company providing for benefits upon termination of his employment.

As a result of Glencore’s ownership of 25.6% of the Company it is also a related party. Transactions with Glencore are described in Notes 8, 9, and 10.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2013
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

14.	Segmented Information

The Company’s primary mineral property is the NorthMet Project, which is in the permitting stage of development. Financing and administrative functions are provided at the corporate office. Segmented information is as follows:

		NorthMet
April 30, 2013	Corporate	Operations	Consolidated
Cash and cash equivalents	$18,621	$488	$19,109
Trade and other receivables	51	922	973
Investment	17	-	17
Prepaid expenses	397	1,011	1,408
Wetland Credit Intangible	-	5,992	5,992
Mineral Property, Plant & Equipment	79	225,937	226,016
Total assets	19,165	234,350	253,515
Trade payables and accrued liabilities	308	2,519	2,827
Debenture	-	19,919	19,919
Long term debt	-	4,029	4,029
Convertible debt	30,874	-	30,874
Environmental rehabilitation provision	-	54,093	54,093
Total liabilities	31,182	80,560	111,742
General and administrative	944	363	1,307
Interest and financing costs, net	(9)	-	(9)
Accretion of environmental rehabilitation provision	-	373	373
Other (Income) Expense	5	(16)	(11)
Segmented loss	$940	$720	$1,660

		NorthMet
April 30, 2012	Corporate	Operations	Consolidated
Cash and cash equivalents	$10,704	$230	$10,934
Trade and other receivables	280	427	707
Investment	29	-	29
Prepaid expenses	67	440	507
Wetland Credit Intangible	-	5,992	5,992
Mineral Property, Plant & Equipment	148	174,498	174,646
Total assets	11,228	181,587	192,815
Trade payables and accrued liabilities	230	1,610	1,840
Long term debt	-	3,748	3,748
Convertible debt	29,388	-	29,388
Environmental rehabilitation provision	-	21,756	21,756
Total liabilities	29,618	27,114	56,732
General and administrative	1,109	174	1,283
Interest and financing costs, net	(16)	-	(16)
Accretion of environmental rehabilitation provision	-	25	25
Other (Income) Expense	(25)	(17)	(42)
Segmented loss	$1,068	$182	$1,250

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2013
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options

15.	Commitments and Contingencies

a)

On October 31, 2008, the Company entered into agreements with Glencore wherein Glencore will provide marketing services covering concentrates, metal, or intermediate products at prevailing market terms for at least the first five years of production.

b)

As at April 30, 2013, the Company had firm commitments related to the environmental review process, land options, wetland credit intangibles, rent, consultants, and financing of approximately $5.5 million with the majority due over the next year and the remainder due over seven years.

	c)	As at April 30, 2013, the Company had non-binding commitments to maintain its mineral lease rights of $180,000 with all due in the next year.

16.	Subsequent Event

On May 14, 2013, the Company exercised its Option to Purchase and Agreement for Development of Wetland Credit Acres with Burns Enterprises, LLC for lands located in St. Louis County, Minnesota. The Company is committed to pay $2.028 million prior to February 14, 2014 for the land purchase and $0.342 million over the next several years for development of wetland credits. The transaction is expected to close on or before June 25, 2013.

On May 24, 2013, the Company filed the final prospectus for an offering of rights ("Rights") to holders of common shares of the Company to raise up to approximately $60.5 million in gross proceeds (the "Rights Offering"). Every shareholder will receive one Right for each common share owned on June 4, 2013, the Record Date. Two Rights will entitle the holder to acquire one new common share of the Company at $0.66 per share. The Rights Offering will be open until 5:00 p.m. (Eastern time) on July 3, 2013 at which time any common shares not subscribed for by holders of Rights will be purchased by Glencore under the terms of the Standby Purchase Agreement, subject to certain conditions and limitations guaranteeing a minimum of $53.0 million in gross proceeds. Assuming the Rights Offering is fully subscribed, the triggering of the customary anti-dilution provisions will increase the number of Common Shares issuable upon the exercise of all outstanding Warrants from 27,584,089 Common Shares to 31,904,331 Common Shares and the number of Common Shares issuable upon the exercise of all outstanding Stock Options and RSUs from 15,120,000 Common Shares to 15,207,925 Common Shares. Upon closing of the Rights Offering, it is anticipated that approximately $20 million of the net proceeds will be used to repay the Glencore Debenture as described in Note 9.